Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-172237 of our report dated February 23, 2011, relating to the consolidated financial statements and financial statement schedules of Inland Western Retail Real Estate Trust, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in method of accounting for noncontrolling interests), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings “Summary Consolidated Financial and Operating Data,” “Selected Consolidated Financial and Operating Data,” and “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Chicago, Illinois

April 29, 2011